COBURN GROUP, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

SEPTEMBER 30, 2023

CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

65402

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2022__ AND ENDING __09/30/2023__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Coburn Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1846 W. Newport Ave.
(No. and Street)

Chicago	IL	60657
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lisa Coburn	(773)388-8187	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory, LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd. Ste.206	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)
11/21/2019		6667	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Lisa Coburn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Coburn Group, LLC, as of September 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KONRAD ZAPOLSKI
OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
Notary Public - State of Illinois
My Commission Expires
January 24, 2024

Signature: [signature]



Title: CFO

[signature] 12/12/2023
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COBURN GROUP, LLC

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS
    STATEMENT OF FINANCIAL CONDITION
    STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
    STATEMENT OF CHANGES IN MEMBERS' CAPITAL
    STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION
    SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
    SCHEDULE II & III- COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSSSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
    EXEMPTION REPORT



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Coburn Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coburn Group LLC (the "Company") as of September 30, 2023, and the related statements of income and comprehensive income, changes in members' capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coburn Group LLC as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I, II & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I, II & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Coburn Group LLC's auditor since 2022.

Davila Advisory, LLC

Saint Louis, Missouri
December 12, 2023

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

COBURN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2023

ASSETS

Cash and cash equivalents	$	48,084
Fees receivable		19,753
Prepaid expense		694,432
Office furniture and equipment, net of $14,053 accumulated depreciation		-0-
TOTAL ASSETS	$	762,269

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accrued expenses	$	3,000
TOTAL LIABILITIES	$	3,000
MEMBERS' CAPITAL	$	759,269
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	762,269

The accompanying notes are an integral part of these financial statements.

COBURN GROUP, LLC

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

YEAR ENDED SEPTEMBER 30, 2023

REVENUE		
Fee revenue	$	118,002
Other		1
Total Revenue	$	118,003
EXPENSES		
Occupancy	$	12,000
Professional fees		13,200
Retirement plans expense		175,703
Other expenses		17,172
Total Expenses	$	218,075
NET LOSS		$ (100,072)
Unrealized actuarial gain		434,774
COMPREHENSIVE GAIN	$	334,702

The accompanying notes are an integral part of these financial statements.

COBURN GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED SEPTEMBER 30, 2023

	Members' Capital	Accumulated Other Comprehensive Income (Loss)	Total Members' Capital
Balance- Beginning of Year	$1,463,361	$(1,024,794)	$438,567
Unrealized Actuarial Gain	-0-	434,774	434 774
Contributions	12,000	-0-	12,000
Distributions	(26,000)	-0-	(26,000)
Net Loss	(100,072)	-0-	(100,072)
BALANCE-END OF YEAR	$1,349,289	$(590,020)	$ 759,269

The accompanying notes are an integral part of these financial statements.

COBURN GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2023

Cash Flows from Operating Activities	
Net Loss	$ (100,072)
Adjustments:	
Unrealized actuarial gain	434,774
Decrease in fees receivable	36,536
Increase in prepaid expense	(460,675)
Net Cash Flow Used in	
Operating Activities	$ (89,437)
Cash Flow Used in Financing Activities	
Contributions	$ 12,000
Distributions	(26,000)
Net Cash Flow Used by Financing Activities	$ (14,000)
Net Decrease in Cash	
and Cash Equivalents	$ (103,437)
Cash and Cash Equivalents Balance	
at September 30, 2022	$ 151,521
Cash and Cash Equivalents Balance	
at September 30, 2023	$ 48,084

The accompanying notes are an integral part of these financial statements.

COBURN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Coburn Group, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on May 3, 2002. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the referral of customers to hedge funds.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

COBURN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Fee Revenue - The Company records fee revenue from hedge funds in the period in which the service was performed. The Company earns a fee equal to an agreed upon percentage of the fees collected by its customer. All of the Company's revenue was generated by one of the members of the Company. No compensation has been paid or incurred by the Company for the production of this revenue.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Depreciation - Depreciation of office furniture and equipment is provided using the straight-line method over five and seven year periods.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At September 30, 2023, the Company did not have any lease obligations.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COBURN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

See Note 7 regarding fair value of defined benefit plan assets. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2023, the Company's net capital and required net capital were $45,085 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 7%.

NOTE 4 - INCOME TAXES

As a limited liability company, the Company has elected to file as a partnership for federal income tax purposes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2019.

NOTE 5 - RELATED PARTIES

The Company paid $12,000 to the members for use of office space. This has been accounted for as a non-cash capital contribution.

The members have provided administrative assistance to the Company without reimbursement.

NOTE 6 - MAJOR CUSTOMER

100% of the Company's fee revenue for the year ended September 30, 2023, is derived from one customer. This customer comprises 100% of the fees receivable balance at September 30, 2023.

NOTE 7 - DEFINED BENEFIT PLAN

The Company maintains a defined benefit pension plan (the "Plan"). The Plan was first effective January 1, 2011 and covers eligible employees, as defined. Such employees are 100% vested after completing six years of service with the Company. At September 30, 2023, the Plan had two active participants.

At September 30, 2023, the Plan's projected benefit obligation was $1,809,144 and the fair value of Plan assets was $2,503,576, leaving the Plan over-funded by $694,432, which is included as a prepaid expense on the Statement of Financial Condition. The Company contributed $139,894 during the year ended September 30, 2023.

The net periodic pension cost for the year ended September 30, 2023 was $113,993. Substantially all of the Plan's assets are invested in publicly traded funds, all of which are Level 1.

Other information about the Plan and its assumptions is as follows:

Assumed discount rate	5.50%
Assumed return on Plan assets	5.50%
Rate of compensation increase	0%
Measurement period	10/1/22–9/30/23
Census data as of	12/31/22
Value of assets set to fair value as of	9/30/23
Benefits paid during the year ended	$ 0

Benefit payments are not expected until the year ending September 30, 2033.

COBURN GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

NOTE 8 - 401(k) PLAN

The Company has adopted a deferred compensation plan, commonly referred to as a 401(k) Plan. Employees become eligible for the plan after one year of service and having attained age 21. The Company is also permitted to make additional discretionary profit sharing contributions, which vest over a six-year period. The plan is on a calendar year end. There were $54,000 in company profit sharing contributions to the plan for the year ended September 30, 2023; for calendar year 2022. This amount is included in retirement plans expense on the Statements of Income and Comprehensive Income.

NOTE 9 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at September 30, 2023.

NOTE 10 - SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. On October 16, 2023, the Company submitted their request to withdraw their registration with FINRA and the SEC. No other items were noted.

SUPPLEMENTAL INFORMATION

COBURN GROUP, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2023

COMPUTATION OF NET CAPITAL

Total members' capital	$ 759,269
Deduction:	
Nonallowable assets	714,184
NET CAPITAL	$ 45,085

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 200
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 3,000

Percentage of Aggregate Indebtedness to Net Capital	7%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended on November 28,2023.

See accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II & III- COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSSSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED SEPTEMBER 30,2023

The Company is exempt from the provisions of SEC Rule 15c3-3 as the
Company is a non-covered firm.   Therefore, the Computation for
Determination of the Reserve Requirements under Exhibit A of Rule
15c3-3 and the Information Relating to the Possession or Control
Requirements under Rule 15c3-3 have not been provided.

See accompanying Report of Independent Registered Public Accounting Firm.



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Coburn Group LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Coburn Group LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activity exclusively to private placement services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Coburn Group LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coburn Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Davila Advisory, LLC

Saint Louis, Missouri
December 12, 2023

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Coburn Group LLC
1826 West Newport Avenue
Chicago, IL
60657

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

December 12, 2023

Coburn Group, LLC ("Company") is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year.

2. The Company, as a non-covered firm, met the provisions of footnote 74 of the Securities and Exchange Commission Release No. 34-70073 as it activities are limited to private placement services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended September 30, 2023.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: ____________________

Name and Title: LISA K. COBURN CFO